Seitel, Inc.
50 Briar Hollow Lane
7th Floor West
Houston, Texas 77027
713-881-8900

February 8, 2002

Securities and Exchange Commission
450 Firth Street, N.W.
Washington, DC 20549-1004

Re: Amended May 2001 Form 4 for Herbert M. Pearlman

Dear Sirs:

Due to an inadvertent clerical error, the amount of derivative securities listed as beneficially owned at the end of the month on Herbert M. Pearlman's May 2001 Form 4 was incorrect.

The appended May 2001 Form 4 Amendment will correct this inaccuracy.

If you have any questions, please contact me at (713) 881-8900.

Sincerely,

SEITEL, INC.

/s/Marcia H. Kendrick

Marcia H. Kendrick
Senior Vice President and
Chief Accounting Officer

/kk